

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Mr. Willard McAndrew
President and Chief Executive Officer
Xtreme Oil & Gas, Inc.
5700 West Plano Parkway, Suite 3600
Plano, TX 75093

> **Re: Xtreme Oil & Gas, Inc.**
> **Form 10**
> **File No. 0-53892**
> **Filed February 12, 2010**

Dear Mr. McAndrew:

     We have completed our review of your filings and do not have any further comments at this time.

     Sincerely,

     H. Roger Schwall
     Assistant Director